Exhibit 99.1

ϭ
Execution Excellence & Growth Drivers May 2026 Enlight Renewable Energy

Adi Leviatan Investor Event 2026 May 19 ,

026

The Electricity Era

ϰ Structural change in electricity generation trends - shifting to growth after years of stagnation Goldman Sachs Global Investment Research, EIA, EMBER -2.0 -1.5 -1.0 -0.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 Years 5 - Year CAGR ’ 09 ’ 10 ’ 11 ’ 12 ’ 13 ’ 14 ’ 15 ’ 16 ’ 17 ’ 18 ’ 19 ’ 20 ’ 21 ’ 22 ’ 23 ’ 24 25 F 26 F 27 F 28 F 29 F USA EU - 27 Electricity Generation 5 - year CAGR, USA and EU - 27 , 2009 - 2029 F

ϱ Renewable Power is the fastest way to meet demand Solar PV ϰ Ͳ Ϯ years ϱ Ͳ ϯ years 3 - 6 years Wind onshore Wind offshore SMR Large nuclear 7 - 10 years 10 - 15 years CCGT 4 - 7 years Estimated project development timelines Goldman Sachs Research; Anurag Gumber et al, A global analysis of renewable energy project commissioning ; Zareen Tahsin Anjum et al, Deploying small modular reactors in newcomer countries: Adapting the IAEA milestones approach and the way forward

ϲ 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 0 50 100 150 200 250 400 LCOE, $/MWh *LCOE – Average US, unsubsidized Inflection point LCOE* by energy source, U. S., 2009 – 2025 Natural gas ( Peak) Nuclear Coal Natural gas  Ϳ CCGT ; Onshore Wind Utility - scale PV Lazard LCOE+ Report 2025 Renewables provide the lowest cost power generation

ϳ Renewables ’ share of global electricity generation (%) 61 63 67 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 1995 2010 2023 2030 2040 2050 Low case Base case High case McKinsey Global Energy Perspective 2025 The beauty of solar and wind energy is their inherent simplicity … it is the most elegant and efficient energy exchange we have." Bill Gates Hence, renewables are expected to supply 60 % of global generation by 2040

Enlight – The Execution Machine

ϵ 0.8 0.95 1.4 2.1 - 2.3 Dec 25 Dec 26 Dec 27 Dec 28 3.9 5.1 7.3 12 - 13 Dec 25 Dec 26 Dec 27 Dec 28 1 Including tax benefits. . Expected Adjusted EBITDA margin of approximately 70% - 80% (including tax benefits) for the years shown; 2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company ’ s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5 ; 3 The expected growth in 2028 encompasses the Company ’ s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this ti me; 4 The company's revenues from tax benefits are estimated at approximately 2  - 2  % of the total revenue run rate for December 2026 , and approximately 30 - 3  % of the total revenues & income run rate for December 2027 and December 2028 . ϰ 9 % CAGR ϰϭ % CAGR ARR 1 expected to exceed $ 2.1 bn by year - end 2028 income run rate Annual recurring revenues & bn) ($ 1,3,4 roadmap 2,3 Global operating capacity roadmap FGW) (

ϭϬ What makes Enlight an execution powerhouse One step ahead of the curve Creative problem - solving to overcome challenges Continuous innovation for growth Strategic consistency Excellence across the value chain Business and corporate discipline Entrepreneurial mindset Corporate capabilities

ϭϭ Enlight – the execution powerhouse Ahead of the curve x Israel : first to operate as both developer and IPP. Leading pioneer in developing, building and operating wind, solar and storage assets x Global: first Israeli company to enter Europe , the largest Israeli player in the U.S.; the only Israeli player to list on NASDAQ Creative problem - solving x Proven ability to overcome challenges in project development x Effective risk hedging amid regulatory changes (procurement strategy, safe - harboring) x Continuous yield uplift via hybridization and expansions Continuous innovation for growth x Early entry (2022) into energy storage; building in - house BESS operating expertise x Expansion into new strategic markets (Germany, Poland, Finland, PJM, SPP, Morocco) x Development of an agrivoltaics solution in field crops x Origination and development of large AI - ready data center projects co - located with generation Entrepreneurial mindset

Enlight – the execution powerhouse


enlight
Corporate capabilities

Strategic consistency

- **Pure-play** renewable energy developer and IPP.
- **Geographic and technology diversification** to mitigate risks.
- **Strong access to capital** at attractive terms.

Excellence across the value chain

- **Developer:** greenfield and brownfield, **with ~42 FGW portfolio.**
- **IPP:** operating and managing **dozens of cash-generating assets across 3 continents**
- **Supplier:** power sales and retail supply to commercial and industrial customers
- **utility scale** and **distributed grid**

Business and corporate discipline

- Robust **management infrastructure**, **disciplined processes**, and strong corporate governance
- **High-caliber, experienced team**; continuous **managerial capability** building
- **Successful subsidiary integration** and value-creating partnerships

12

Data Centers – A Growth Driver

ϭϰ Source: McKinsey & Co analyses, 2025 ; EY reports 147 178 224 292 371 450 513 606 2023 2024 2025 2026 2027 US energy consumption for data centers , TWh 2028 2029 2030 + ϮϮ % p.a For comparison, Israel ’ s total electricity consumption in 2025 was 75 terawatt - hours . Electricity demand for data centers growing at record pace, driven by AI use. Global demand for energy capacity for data centers, GW 38 40 45 50 56 64 44 62 83 102 124 156 2025 2026 2027 2028 2029 2030 AI Non - AI 82 102 128 152 180 220 + ϮϮ % p.a

ϭϱ Capacity demand forecasts for DC in the US, GW Source: Bloomberg NEF Consensus hyperscaler AI capex growth estimates start of year vs. realized (%) Source: Goldman Sachs analyses 2024 2025 2026 19% 54% 22% 64% 19% ? Start of year Realized 0 10 20 30 40 50 60 70 80 90 100 110 2022 2024 2026 2028 2030 2032 2034 2036 Apr - 25 Dec - 25 + 32 % Data Center Energy Demand Outlook continually revised upward

ϭϲ Pictures: CNN, Wikipedia, CNBC, WEF … The next shortage will be electricity . They won ’ t be able to find enough electricity to run all the chips … Elon Musk The amount of electricity AI will consume is staggering. We need energy miracles ... Bill Gates … We ’ re going from a world where the bottleneck was GPUs to a world where the bottleneck is power … Mark Zuckerberg … The amount of energy that we need for computing is probably 1,000 x more than we currently have … Jensen Huang Access to power is the bottleneck for data center market growth.

ϭϳ Fiber Broadband Association (FBA) 2025 Deployment Cost Annual Report (released Jan 2026 ); PJM Filings; Electricity transmission: $ 1,500 – 2,500 /meter Leading power networks face heavy loads; adding generation capacity is slow and expensive Data transmission over optical fiber: $ 25 - 115 /meter Most AI workloads aren ’ t distance - sensitive, and data transport costs are low Each 1,000 km distance creates only a 10 - millisecond delay hundreds - fold pricing gap It makes sense to build large data centers for AI use near power generation sources Reducing strain on the grid Utilizing peripheral electricity resources Enlight is positioned to develop, establish and operate large data centers for AI use in power - generation hubs

ϭϴ To mitigate shortage, data centers are moving to secondary markets Primary Markets Secondary Markets Emerging Markets Primary Markets Secondary Markets Emerging Markets

enlight

Enlight has the capabilities required to develop, build and operate data centers

Enlight

Power Provider


Electricity

Powered Land


Electricity
Land

Powered Shell


Electricity
Supportive systems
Land

DC Operator


Customers
Electricity
Computing infrastructure
Supportive systems
Land

	Power Provider	Powered Land	Powered Shell	DC Operator
Scope	Power supply to hyperscalers through PPAs	Land and grid connection supply	Supplying land, grid connection, and all supporting systems	Initiation, construction and operation of the "White Space" layers
Why Enlight?	**Our core business**, existing renewable assets in the **U.S. & Europe**	**Existing sites,** ability to secure land, **initiate and develop**. Ability to **secure grid connections**	**Development and management capabilities** of utility assets at scale; high **operational and energy efficiency**	Leveraging **Enlight's organizational capabilities**, complemented by **partnerships and collaborations**

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ϮϬ Project in advanced development, COD expected as early as 2029 ~ 50  Acres secured via an ILA tender at a competitive price; planned investment of $ 1.5 - 2 Ϭ ͘ bn Planned capacity of ~ 160 MWIT Strategic location adjacent to massive renewable energy generation; planned co - located energy generation and storage Ashalim : Enlight ’ s flagship data center in Israel ϮϬ Illustration

Ϯϭ And Enlight utilizes the synergies Enlight leverages synergies to develop data centers adjacent to generation and storage sites , benefiting from consumer grid - connection advantages co - dependent on renewables generation SPP: 4.7 FGW of generation and storage under development PJM: 4 FGW of generation and storage under development The policy encourages ( and even requires) data center developers to add electricity generation sources to the grid , in line with the requested load PJM and SPP are implementing “ Bring Your Own Generation ” ( BYOG) for data centers Energy developers receive priority for interconnecting their data centers New Regulation Benefits Energy Developers In the US, Enlight is developing generation and storage that will grant priority in data center establishment

ϮϮ development of 4 data centers adjacent to generation and storage sites with a total capacity of ~ 1,000 MWIT Flagship project in Ashalim with a capacity of ~ 160 MWIT, and several additional options on land with grid connections suitable for data center development Option for data center development with a capacity of ~ 400 MWIT, adjacent to an Enlight storage project in Germany Collaboration with a local developer to establish two data centers with a total capacity of ~ 485 MWIT Enlight is developing data center projects with billions of dollars in planned investments

Ϯϯ

Creating value through project development expertise Enlight U.S.

Ϯϱ 1 Including tax benefits. For 2028 – Expected operational projects annual recurring revenues & income run rate Operational projects annual recurring revenues & income run rate 1 Operational  Under  Construction  Θ Pre - Construction , Under  Construction   Θ Pre - Construction Adv ͘ Development  Θ Development $m 4.1 4.9 1.6 7.0 1.0 13.2 2021 0.1 17.4 2023 18.3 2025 2028 14.2 21.6 24.9 ~$ 1.3 - 1.4 b ARR ~$ 20 m ~$ 280 m The Clēnera Acquisition - A Success Story Clēnera ’ s Portfolio and Revenues  & Income runrate 1 FGW, $

Ϯϲ Market expertise Best in class development Portfolio size economies of scale RTX Process Combined Strengths, Unlocking Value Operational excellence Global access to capital Development & IPP strategy Asset management Multiple technologies Corporate governance

Ϯϳ Combined Strengths, Unlocking Value Entrepreneurial spirit Identifying market opportunities Execution expertise Successful integration know how Commitment to do good

Ϯϴ Jared McKee CEO, Clēnera Jared joined Clēnera in 2016 and has led the development efforts at Clēnera for the last five years. Jared has built a thriving team at Clēnera which has grown the company ’ s pipeline of energy projects to 14 gigawatts of energy and 37 gigawatt hours of energy storage across America Nathan Faler CFO, Clēnera Tom Fitzgerald CDO, Clēnera Brian Hansen EVP, Chief Counsel, Clēnera Michael Eyman COO, Clēnera Cfir Alcalay VP of Investments and Planning, Enlight U.S. Ilan Goren GM Enlight – U.S. Combined Strengths, Enlight and Clēnera ϭϰ Years at Enlight 6 Y ears at Clēnera 10 Y ears at Clēnera 10 Y ears at Clēnera ϵ Years at Enlight 1 Year at Clēnera 8 Years at Clēnera

Ϯϵ Combined Strengths, Enlight and Clēnera Financial Strength Execution Excellence Robust Pipeline

ϯϬ Financial strength: leveraging project financing alongside tax equity regime Diversified access to global Tier 1 lenders and tax equity partners In - house Project Finance team, leveraging Enlight ’ s global relationships Achieved favorable and attractive cost of capital 1 Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions $ 6.8 bn for 5.9 FGW capacity financed with trusted partners: Project Finance & Tax equity in 202 2 - 2026 E ͗

enlight US

Clēnera brings unique development expertise in the US

Vertical						Why Clēnera?
Site Control	Early stage modeling (Land, Site control)	100% site control	100% Land Control			*Tested approach to vet high value, developable land in various regions.*
Interconnection	interconnection application	System Impact Study results	Point of Interconnection secured	Energization		*Interconnection expertise in multiple ISOs*
Permitting		Discretionary permits	Limited design	All permits		*Deep and diverse development team executing robust engagement strategies*
Commercial offtake		PPA Negotiations	Executed PPA			*Long-term stable PPAs with investment grade offtakers*
Financing			Capex Certainty	Bank selection	Funding term conversion	*Comprehensive data management for efficient & attractive transactions*
Execution				Full Engin. design EPC/ Proc. contracts	Mechanical completion	*Secured industry leading vendors and contractors for best-in-class project delivery.*

Ready to commit ***Ready to Finance*** ***Ready to operate***

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ϯϮ Total U. S. portfolio FGW  27.5 Operational 1.6 FGW Under const . 3.4 FGW Pre - const. 1.5 FGW  Advanced development 5.3 FGW Development 15.6 FGW  Commence operations in 2026 - 28 Begins construction in the next 12 months Begins construction in the next 13 - 24 months Robust U.S. Portfolio enlight US

CO Bar is a prime example of how we overcome complexities in development

CO Bar Complex

Location	Coconino, Arizona
Capacity	2,353 FMW
Status	In Construction
COD Dates	2H 2027 – 1H 2028
Net Capex[1]	$1,440 – 1,512m
First Year Revenues / EBITDA	$254-267m / $205-216m
Unlevered Return[1]	~13.8%-14.3%[1,2]




WECC (Non-CAISO)
WA
MT
OR
ID
Clenera
WY
UT
NV
CO
CA
AZ
NM
TX

[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. PTC assumption is based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. The relevant ITC rate is 40%. The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits; [2]Excluding tax benefits

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CO Bar Roadmap


enlight US
2018
Deal with landowners signed
2020
Draft System
Impact Strudy
2021
CO Bar 2 PPA
Signed
NEPA
Initiated
Final SIS
Issued
2022
Permit
Secured
2023
CO Bar 3
PPA Signed
CO Bar 1 PPA
Signed
2024
CO Bar 2&3 PPA Amended
Affected Systems Cleared
Preconstruction
APS Queue Reform
CO Bar 1 PPA Amended
NEPA Complete
2025
Cluster Study Complete
CO Bar 3 PPA Amended
CO Bar 4&5 ESAs signed
Trump DOI EO
APS Facilities Study Complete
Roadwork to Safeharbor ITC
2026
LGIA Signed
2027
Initial COD

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enlight US

Roadrunner is a different example, demonstrating fast-track delivery

Roadrunner

Location	Arizona
Capacity	567 FMW
Status	Operational
COD Date	December 2025
Net Capex	$285-300m
First Year Revenues / EBITDA	$51-54m / $40-42m
Unlevered Return[1]	**13.9%-14.3%[1,2]**




WECC (Non-CAISO)
WA
MT
OR
ID
Clenera
WY
UT
NV
CO
CA
AZ
NM
TX

[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. PTC assumption is based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. The relevant ITC rate is 40%. The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits;
[2]Excluding tax benefits

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ϯϲ Roadrunner Roadmap July 2022 : AEPCO RFP Deadline Dec. 2022 : Clēnera /Roadrunner awarded PPA Aug. 2023 : Lease Executed Aug. 2023 : PPA & ESA Executed March 2024 : LGIA Signed Aug. 2024 : Start of Construction Oct. 2024 : DOD Mitigation Response Team (MRT) Agreement Executed Dec. 2024 :Financial Close Dec. 2025 : Commercial Operation Date

ϯϳ CAISO 0.7 FGW WECC - NW 4.1 FGW WECC - SW 6.4 FGW SPP 4.7 FGW PJM 3.8 FGW Looking ahead : a ~ 21 FGW Advanced and Early - Stage Portfolio across 8 ISOs Other 1.3 FGW

ϯϴ Project Execution & Asset Management Division Turning complex projects into yielding energy assets

ϯϵ Additional 0.5 FGW 1 started construction during the past three months (CO Bar 3 ) Additional 3 FGW expected to start construction during 2026 More than 90 % of the mature portfolio expected to be operating or under construction by end of 2026 FGW) Plan ( 2028 Operating Portfolio 2028 Operating Portfolio 2025 Additions: 2026 - 2028 1 FGW (Factored GW) is the company ’ s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5 . 0.38 1 1.4 2.5 3.9 Operating Portfolio 2019 Built 2020 - 2022 Operating Portfolio 2022 Built 2022 - 2025 3.7 ϰ͘Ϭ 4.0 ϳ͘ϳ 271% 174% ϮϬ 8 % Under construction To begin construction in the NTM Advanced development ϭϯ͘Ϭ Ͳ ϭϮ͘Ϭ Mature portfolio 11.6 Tripling revenue - generating portfolio every three years

ϰϬ 3.9 ϭϭ .6 FGW ϳ͘ϳ Operating portfolio Under and pre - construction ϰ͘Ϭ 3.7 ϳϳϬ Ψ M ϮϬϮϲ Revenues & Income $ 8.4 bn CAPEX $ 2.1 bn Mature Revenue and Income Run Rate Mature Portfolio By status – operating and mature The Mature Portfolio in Numbers Under construction To begin construction in the next 12 months

ϰϭ 4 US 36 MENA 13 Europe 53 Operational Sites Q 1 2026 Operational Portfolio 11 Countries & States Ϯ͘ϵ GW ϯ͘ϰ GWh н ϯ͘ϵ FGW

ϰϮ 11 US ϯϬ MENA ϵ Europe Under & Pre - Construction Capacity ϱϬ Total Projects Operational portfolio growth: + 188 % globally ϭϰ Countries & States + 264 % US + 190 % Europe + 60 % MENA ~$ ϴ͘ϰ b  Total Investment 3  New Markets ͘ ϯ 5 GW ϭ 4.5 GWh н ϳ͘ϳ FGW

ϰϯ ϭϱ US ϲϲ MENA ϮϮ Europe Total M ature Portfolio ϭϬϯ Expected Operational Sites 1 ϵ Countries & States ͘ ϲ 4 GW ϭ 7.9 GWh н ϭϭ͘ϲ FGW

ϰϰ Unified management from early - stage engineering and procurement to long - term operations Deep integration between Engineering, Procurement, and Construction Economies of Scale: Leveraging Enlight ’ s global scale to secure Tier - 1 suppliers, price and quality Focused on long - term asset optimization and returns Expanding operational sites by leveraging existing infrastructure and deep site - specific know - how Integrated Execution Division Pre - Construction Synergy Supply Chain Excellence Optimizing for Long - Term Yields Leveraging Existing Assets To Execute at This Scale, We Built an Integrated End - to - End Platform

Division Core Competencies
Professionalism that drives performance

Engineering

- Best in class in-house engineering
- Managing engineering firms across operational markets
- Compliance and regulation adherence
- Innovation

29.6 FGW
In Development

Procurement & Supply Chain

- Contract management
- Main equipment sourcing
- Supplier relationships management
- Leveraging scale and long-term relationships

~$8.4bn[1]
CAPEX Budget by 2028

Project Execution

- Project management In-house Know-how
- Scheduling, budget control
- Quality control
- Environmental, health & Safety

50 Projects
7.7 FGW
Pre & Under Construction

Asset Management

- Portfolio management
- Production & revenues optimization
- Availability & sites efficiency
- Big Data analytics, leveraging AI, and implementing insights

$2.1bn
Mature Revenue & Income Run Rate

[1]Total construction costs

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ϰϲ Data - driven management maximizes performance Fast Fault Response Predictive and proactive approach based on trend identification Reliable insights Automated cloud data and dashboards support fast, informed decisions. to identify opportunities to improve EBITDA margins. Energy Management System (EMS) optimization Unique software developed by Enlight based on advanced algorithm combining internal and external parameters to effectively manage energy sites to maximize revenue Maintenance Routine maintenance ensure that the sites operate optimally and remain aligned with system specifications . EBITDA enhancement Using operational and financial data analysis

ϰϳ Centralizes data from all Enlight sites into one platform, replacing manual work and enabling real - time, scalable monitoring & analytics Unified Supervisory Control and Data System

ϰϴ Connect & Expand – Examples, Including Expansion Longer BESS Duration Baron | 6 hr Duration Hybridizations Gecama 329 MW Wind Farm 227 MW Solar 21 MW FPV 80 MWh BESS 160 MWh BESS 220 MWh BESS Total Installed Capacity 619 FMW Operating assets expansions of 1.4 GW + 8.5 GWh

Spotlight on Agrivoltaics Enlight MENA's Growth Engines

ϱϬ Data Center Agro - PV Battery Storage Enlight MENA 2040 Strategy: Powered by 7 growth engines Medlight Regional Initiative E nlight L oca l Distributed Generation E nlig t E nterprise Power Supply Residential Power Supply

ϱϭ 32 71 222 2015 2020 2025 2030 2035 Ε 30% 2040 + 21 % p.a Other activities Revenues from Agro - PV Data Center Agro - PV Battery Storage Enlight MENA 2040 Strategy: Powered by 7 growth engines Agro - Solar will constitute a significant part of Enlight MENA' s revenues $ m Medlight Regional Initiative E nlight L oca l Distributed Generation E nlig t E nterprise Power Supply Residential Power Supply

ϱϮ Data Center Agro - Solar Battery Storage Medlight Regional Initiative E nlight L oca l Distributed Generation E nlig t E nterprise Power Supply Residential Power Supply Enlight MENA 2040 Strategy: Powered by 7 growth engines Ε 30 % Agro - Solar will constitute a significant part of Enlight MENA' s revenues $ m 32 71 222 2015 2020 2025 2030 2035 30% Ε 2040 + 21 % p.a Agro - PV Other activities Revenues from Agro - PV

ϱϯ Open - field crops & vegetables 61 % Open - field orchards 24 % Open - field citrus 6 % Covered orchards & citrus 2 % Flowers 2 % Covered Uncultivated 2 % Share of crop types in agricultural area Proud to lead the Agro - PV market in Israel 50 GW ~ 110,000 Acres Field crops  ϯϬй  Panel coverage of the agricultural area ϯй  Of the total agricultural area only!  National Advantages National Advantages Dual - use facilities at scale Preservation of agricultural land through dual - use Implementation of advanced tech cost - effectively leveraging existing infra. Improving yield per acre by tens to hundreds of percent Sweet Potato Summer 2025 Agro - PV advantages in field crops Agricultural / Planning Advantages Sowing vs. planting Crop variety flexibility Stable cash flow Financing capabilities Adapting machinery and irrigation Low visual impact Accelerated learning curve Potato Winter 2026 Source : Agricultural Dashboard – Ministry of Agriculture and Food Security. According to the dashboard data, there is a total figure of 2.5 million dunams for open - field crops and vegetables, but within the specific crop data, the breakdown is for only 1.9 million dunams. For the calculation of rainfed farming areas, it was assumed that the proportion of rainfed areas is the proportion of rainfed areas out of the 1.9 million dunams, and the empty area out of the 1.9 million dunams represents the proportion of rainfed areas out of the 2.5 million dunams.

ϱϰ First 15 agro - solar field crop projects to reach commercial operation by 2028 Kanaf Eliad Lavi Ein Carmel Gesher Merhavia Revivim Talmei Yafeh, Bror Hayil Nahal Oz, Re'im, Nirim, Holit Beit Kama, Mishmar HaNegev Average Area ~ 123 Acres Interconnection Size 15  MW AC Installed Capacity 35 - 40 MW DC Storage Capacity 70 MWh Developed a pipeline of ~ 3.5 GW across 100 energy - agro projects

ϱϱ  Sweet potato Wheat for grain Wheat for silage ϳϱй 98% 88% 87 % Completion of three full crop cycles, fourth cycle underway Agricultural yield from the first crop cycles at the Yesha facility Well above the regulatory threshold for agricultural yield ( 75%) Primacy and pioneering - two years of practical experience in full agricultural activity alongside solar panels, accompanied by researchers from the Ministry of Agriculture Excellent agricultural results reinforce the competitive edge

ϱϲ

ϱϳ IPP Financing Tech. Diversification Geo. Diversification Energy Trading Operation EMS Access to Capital & Debt Creative Financing Models Greenfield Dev. High Return on Capital Competitive Procurement Core Values Engineering Excellence Asset Management Execution Strong Partner Relations Community Engagement Dev. Capabilities Enlight - Execution excellence

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